Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

COACH INDUSTRIES GROUP, INC.,

CDS MERGER SUB, INC.

and

CORPORATE DEVELOPMENT SERVICES, INC.

TABLE OF CONTENTS

ARTICLE I THE MERGER	1
1.1. Merger	1
1.2. Consummation of the Merger; Effective Time	1
1.3. Effect of the Merger	2
1.4. Certificate of Incorporation and By-laws	2
1.5. Board of Directors	2
1.6. Officers	2
ARTICLE II MERGER CONSIDERATION; CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES	2
2.1. Conversion of CDS Common Stock; Merger Consideration	2
2.2. Escrowed Consideration	3
2.3. EBITDA; Merger Consideration Adjustments	3
2.4. Effect of Conversion of Shares	5
2.5. Exchange of CDS Common Stock	5
2.6. Conversion of Merger Sub Common Stock	6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF CIGI	6
3.1. Organization and Good Standing	6
3.2. Capitalization	6
3.3. Authorization and No Violation	7
3.4. Governmental Consents	7
3.5. SEC Reports	8
3.6. Absence of Certain Changes or Events	8
3.7. Interim Operations of Merger Sub	8
3.8. Cash Available	8
3.9. No Undisclosed Material Liabilities	9
3.10. No Undisclosed Defaults	9
3.11. Intellectual Property	9
3.12. No Infringement	9
3.13. Litigation	9
3.14. Compliance with Laws	10
3.15. Taxes	10
3.16. Benefit Plans	10
3.17. Broker’s and Finder’s Fees	11
3.18. Full Disclosure	11
ARTICLE IV REPRESENTATIONS AND WARRANTIES WITH RESPECT TO CDS	11
4.1. Organization, Good Standing	11
4.2. Capital Stock; Rights, Warrants and Options	12
4.3. Authorization; No Violation	12
4.4. Subsidiaries	13
4.5. Governmental Consents	13
4.6. Corporate Records	13
4.7. Financial Statements	13
4.8. Taxes	14
4.9. Material Contracts	15
4.10. Real Properties	15
4.11. Investigations, Litigation	15

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4.12. Insurance	16
4.13. Compliance with Laws, Regulations	16
4.14. Employee Benefit Plans	16
4.15. Absence of Certain Changes	17
4.16. Related Party Transactions	17
4.17. CDS Indebtedness	17
4.18. Intangible Property	17
4.19. Major Customers	18
4.20. Broker’s and Finder’s Fees	18
4.21. Full Disclosure	18
ARTICLE V REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SHAREHOLDERS	19
5.1. Authorization; Enforceability	19
5.2. No Violation	19
5.3. Governmental Consents	19
5.4. Title to Shares	19
5.5. Investment Representations	19
5.6. Full Disclosure	20
ARTICLE VI CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME	20
6.1. Conduct of Business of CDS	20
6.2. Notice	21
6.3. No Solicitation	21
ARTICLE VII ADDITIONAL COVENANTS AND AGREEMENTS	22
7.1. Access to Information	22
7.2. Confidential Treatment of Information	22
7.3. Consents and Approvals by Third Parties	23
7.4. Publicity and Reports	23
7.5. Employees and Employee Benefit Plans	23
7.6. CDS Common Stock	23
7.7. Shareholder Approval	23
7.8. Employment/Consulting Agreements	23
7.9. Non-Competition; Non-Interference	23
7.11. Post-Closing Operation of CDS	25
7.12. Further Assurances	25
7.13. Tax Treatment	25
7.14. General Release	26
7.15. Legend; Stop Transfer Instructions	26
7.16. Retained Earnings	26
7.17. Note Payable	27
ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS	27
8.1. Conditions Precedent to the Obligations of CIGI and Merger Sub	27
8.2. Conditions Precedent to the Obligations of CDS and the Shareholders	28
ARTICLE IX MISCELLANEOUS	29
9.1. Survival of the Representations and Warranties	29
9.2. Indemnification	30
9.3. Termination	32
9.4. Set-Off	32
9.5. Payment of Expenses	33

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9.6. Shareholder Representative	33
9.7. Binding Effect	33
9.8. Law Governing	33
9.9. Counterparts	33
9.10. Notices	33
9.11. Entire Agreement	34
9.12. Headings	34
9.13. Knowledge of the Parties	34
9.14. Attorneys’ Fees	35
9.15. No Third Party Beneficiary	35
9.16. Injunctive Relief	35

Exhibit A	The Note Consideration

Exhibit B	The Escrow Agreement

Exhibit C	The Pre Closing EBITDA Calculation

Exhibit D	Share Ownership

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into this              day of October, 2004, by and among COACH INDUSTRIES GROUP, INC., a Nevada corporation (“CIGI”), CDS MERGER SUB, INC., a New York corporation and a wholly-owned subsidiary of CIGI (“Merger Sub”), CORPORATE DEVELOPMENT SERVICES, INC., a New York corporation (“CDS”), Paul Gapp, Carmen Lefebvre, Scott Lefebvre and Mark Lefebvre (the “Identified Shareholders”), and Edmond Lefebvre, Robert Slack, Lisa Gereau and Ryan Wise (the “Other Shareholders” and, together with the Identified Shareholders, the “Shareholders”).

W I T N E S S E T H:

WHEREAS, the Shareholders own all of the issued and outstanding shares of CDS common stock, par value $0.01 per share (the “CDS Common Stock”); and

WHEREAS, the Shareholders, CDS, CIGI and Merger Sub desire that CDS be acquired by CIGI through the merger of CDS with and into Merger Sub (the “Merger”) upon the terms and conditions contained herein and in accordance with applicable law;

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained and for the purpose of prescribing the terms and conditions of the Merger, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Merger. At the Effective Time (as defined in Section 1.2), CDS shall be merged with and into Merger Sub and Merger Sub will be the surviving corporation of the Merger (the “Surviving Corporation”), in accordance with the terms, conditions and provisions of this Agreement and the Certificate of Merger (as defined in Section 1.2).

1.2 Consummation of the Merger; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Miami, Florida 33130, at such time as shall be fixed by mutual agreement of CIGI and CDS as promptly as practicable after the satisfaction or waiver of all of the conditions set forth in this Agreement. Subject to the satisfaction or waiver of all conditions precedent to the consummation of the transactions contemplated by this Agreement, the parties shall cause the Merger to be consummated on the date of the Closing (the “Closing Date”) by executing, acknowledging and filing in accordance with all applicable regulations, a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of New York (the date and time of such filing being referred to herein as the “Effective Time”). The Closing shall be deemed to occur simultaneously with the Effective Time. Notwithstanding the foregoing, the parties hereto agree and acknowledge that the Closing shall be deemed for financial reporting purposes to be effective as of September 1, 2004.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the New York Business Corporation Law (the “NYBCL”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of CDS and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of CDS and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and By-laws. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be changed to “Corporate Development Services, Inc.” The by-laws of Merger Sub as in effect immediately prior to the Merger shall be the by-laws of the Surviving Corporation until thereafter altered, amended or repealed in accordance with applicable law.

1.5 Board of Directors. As of the Effective Time, the Board of Directors of the Surviving Corporation will consist of the directors of Merger Sub immediately prior to the Effective Time.

1.6 Officers. As of the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall constitute the officers of the Surviving Corporation until such time as their respective successors have been elected and qualified.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

2.1 Conversion of CDS Common Stock; Merger Consideration. The aggregate consideration to be paid to the holders of CDS Common Stock in connection with the Merger (the “Merger Consideration”) in exchange for all of the issued and outstanding shares of CDS Common Stock shall be equal to $4,800,000 (the “Merger Consideration”), subject to increase or decrease based upon the adjustments set forth in Section 2.3, payable as follows:

(a) $500,000 in cash (the “Cash Consideration”), payable upon receipt of the documentation specified in Section 2.5, by wire transfer or cashier’s check;

(b) promissory notes delivered upon receipt of the documentation specified in Section 2.5 in an aggregate principal amount of $460,000, maturing January 15, 2005 and in the form attached hereto as Exhibit A (the “Note Consideration”);

(c) shares of common stock, par value $0.001 per share (the “CIGI Common Stock”), of CIGI having an aggregate value (based upon the Consideration Share Value (as defined below)) of $3,840,000 (the “Stock Consideration”) delivered upon receipt of the documentation specified in Section 2.5. For purposes of calculating the value of the shares of CIGI Common Stock to determine the total number of shares due at the Closing Date, the Consideration Share Value of each share of CIGI Common Stock shall be equal to the median share value between (i) $1.25 per share and (ii) the Average Share Value as of the date of the execution of this Agreement. The Average Share Value for purposes of this Agreement, including this subsection 2.1(c), means the average, rounded to the nearest cent, of the closing prices of the CIGI Common Stock on the OTC Bulletin Board as furnished by the National Association of Securities Dealers Automated Quotation

System or the National Quotation Bureau, Inc. for each of the ten (10) consecutive trading days ending on and including the relevant measurement date specified herein. For example, if this Agreement is executed on October 20, 2004 and the Average Share Value of the CIGI Common Stock on such date is $1.12, then the Consideration Share Value for each share of CIGI Common Stock shall be $1.185 per share and CIGI shall issue to the Shareholders, in total, 3,240,506 shares of CIGI Common Stock; and

(d) any additional Merger Consideration payable after Closing shall be payable, if at all, in accordance with Section 2.3.

2.2 Escrowed Consideration. Of the Stock Consideration deliverable at Closing, CIGI shall deliver an aggregate of 600,000 shares of CIGI Common Stock (the “Escrowed Consideration”) to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (the “Escrow Agent”) to be held and delivered in accordance with the Escrow Agreements between the Escrow Agent and each Shareholder, the form of which is attached hereto as Exhibit B (collectively and individually the “Escrow Agreement”). The Escrowed Consideration under each Escrow Agreement represents security for the performance by each Shareholder thereto of (i) his or her indemnity obligations under this Agreement and (ii) his or her proportionate share of the Merger Consideration adjustment set forth in Section 2.3(a)(i).

2.3 EBITDA; Merger Consideration Adjustments.

(a) The Shareholders acknowledge that the amount of the Merger Consideration is based, in addition to the other terms and conditions of this Agreement, on the following factors and shall be adjusted in accordance with the following provisions of this Section 2.3(a):

(i) EBITDA. The parties agree and acknowledge that the amount of Merger Consideration delivered at Closing was based upon the annualization of CDS’ EBITDA (as hereinafter defined) for the period from January 1, 2004 through August 31, 2004 and that the Merger Consideration shall be subject to reduction based upon the actual EBITDA of CDS for the annual period from January 1, 2004 through December 31, 2004 (the “2004 Fiscal Year”). Accordingly, if CDS’ EBITDA for the 2004 Fiscal Year is less than $1,045,000, then the Merger Consideration shall be reduced by an amount equal to such difference multiplied by 4.5.

(ii) Agreement with Transguard. If, within 180 days after the Effective Time, CDS or any of its Subsidiaries (as hereinafter defined) enters into an agreement relating to the National Association of Independent Truckers provided through Transguard Insurance Company (the “Transguard Insurance Agreement”) with Transguard Insurance Company, its successors and/or assigns (“Transguard”) for the provision of insurance products to the independent contractors of CDS and its Subsidiaries having a term of at least two (2) years and containing substantially the terms contained on Schedule 2.3(a)(ii), then the Merger Consideration shall be increased by $1,200,000.

(b) For purposes of this Agreement, EBITDA shall mean, for any period, net income (determined in accordance with tax accounting as historically applied by CDS) of CDS and its Subsidiaries on a combined basis (as if all Subsidiaries of CDS on the date hereof had been Subsidiaries of CDS during the entire period ) for such period plus, without duplication and to the extent reflected as a charge in the computation of such net income for such period, the sum of (i) income tax expense of CDS and each of its Subsidiaries or any Shareholder, including but not limited to any distributions, regardless of how funded, to any of the Shareholders in connection with or for any tax liability of such Shareholder arising from or in connection with his/her ownership interest in CDS or any of its Subsidiaries, (ii) interest expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with any indebtedness, (iii) depreciation and amortization expense, (iv) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (v) any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the computation of such net income for such period, non-cash losses on sales of assets outside of the ordinary course of business), (vi) any non-cash charges, (vii) any non-cash charges representing overhead expenses of CIGI not incurred directly by CDS or any of its Subsidiaries, (viii) fees and expenses paid or payable by CDS or its Subsidiaries under Section 9.5 hereof and (viii) any sum expended or provided, directly or indirectly, by CDS, any of its Subsidiaries or any Shareholder to or in connection with any payments attributable to or arising in connection with or out of any Agreement to which CDS or any of its Subsidiaries or any Shareholder was a party prior to the date hereof as disclosed in writing prior to or on the date hereof to CIGI, all as determined on a consolidated basis. CDS and CIGI prior to the date hereof have computed CDS EBITDA for the period from January 1, 2004 through August 31, 2004 according to the afore noted formula. A copy of that computation is attached hereto as Exhibit C (the “Pre Closing EBITDA Calculation”). If the parties are unable to agree on the EBITDA calculation in accordance with subsection (c) below, they agree to conduct a good faith negotiation and the Accounting Firm referenced in subsection (c) below is instructed to conduct its review with reference to the treatment of any expense, cost or other item in the Pre Closing EBITDA Calculation.

(c) On or before April 15, 2005, CIGI will provide the Shareholders with a written calculation of EBITDA for the 2004 Fiscal Year as calculated based upon an audit of the financial statements of CDS and its Subsidiaries. For sixty (60) days following the delivery of the EBITDA calculation to the Shareholders (the “Initial EBITDA Review Period”) and without limiting any other rights that a Shareholder may have hereunder, the Shareholders and their representatives may review the EBITDA calculation and, subject to the execution of confidentiality agreements reasonably acceptable to CIGI, the books and records of CDS and its Subsidiaries. The Shareholders must notify CIGI in writing of any disagreement with the EBITDA calculation and the basis for the disagreement (the “Dispute Notice”) no later than the end of the Initial EBITDA Review Period. If the Shareholders do not deliver a Dispute Notice by the end of the Initial EBITDA Review Period, the EBITDA calculation prepared by CIGI will be conclusive. If the Shareholders timely deliver a Dispute Notice and the parties are unable through good faith negotiation to resolve the disagreement within thirty (30) days after the end of the Initial EBITDA Review Period, the parties will promptly submit the items in dispute to an independent accounting firm agreed upon by the parties (the “Accounting Firm”) for resolution. The Accounting Firm will, within thirty (30) days after the dispute is referred to it, based on a review of the work papers, other supporting documentation and information provided and/or identified by CIGI or the Shareholders for the EBITDA calculation and with reference to the treatment and application of the Pre Closing

EBITDA Calculation, resolve the disputed items in writing and provide the resulting recalculation, if any, of the EBITDA (the “Final EBITDA Calculation”). Absent fraud or manifest error by the Accounting Firm, the determination by the Accounting Firm will be conclusive on the parties. The date on which the Shareholders or their duly authorized representatives notify CIGI in writing that they do not disagree with the EBITDA calculation delivered hereunder or the date on which such EBITDA calculation otherwise becomes conclusive hereunder shall be referred to as the “Final Determination Date.” The fees and disbursements of the Accounting Firm will be borne (i) by the Shareholders in the proportion that the aggregate dollar amount of the items disputed by the Shareholders in the Dispute Notice that are unsuccessfully disputed by the Shareholders (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all items disputed by the Shareholders in the Dispute Notice and (ii) by CIGI in the proportion that the aggregate dollar amount of the items disputed by the Shareholders in the Dispute Notice that are successfully disputed by the Shareholders (as finally determined by the Accounting Firm and set forth in the Final EBITDA Calculation) bears to the aggregate dollar amount of all items disputed by the Shareholders in the Dispute Notice.

(d) If any Merger Consideration reduction is required under Section 2.3(a)(i), the Shareholders shall repay to CIGI the portion of the Merger Consideration equal to the amount of such reduction, up to a maximum of $1,000,000, within ten (10) days after the Final Determination Date, with each Shareholder repaying his or her ratable portion of such reduction based on the ownership percentages set forth on Exhibit D. Repayment under this Section 2.3(d) shall be effected, to the extent sufficient, first by the return of the Stock Consideration delivered to the Shareholder (or any sale proceeds), with each share of CIGI Common Stock valued at the Consideration Share Value as of the date of this Agreement, next from cancellation of the Note Consideration (or return of any payments received thereunder), next from the Escrowed Consideration and the balance, if any, from the Cash Consideration.

(e) If any increase in the Merger Consideration is required under Section 2.3(a)(ii), such increase shall be payable to the Shareholders within ten (10) days of the execution of the Transguard Insurance Agreement 20% in cash (which amount shall be deemed to constitute Cash Consideration) and 80% in shares of CIGI Common Stock (which shares shall be deemed to constitute Stock Consideration), with each share of CIGI Common Stock valued at the Consideration Share Value as of the date of execution of this Agreement.

2.4 Effect of Conversion of Shares. At the Effective Time and as a result of the Merger, each share of CDS Common Stock issued and outstanding immediately prior to the Effective Time shall, without further action, cease to be an issued and outstanding share of CDS Common Stock, shall automatically be cancelled and shall become and be converted into a right to receive an amount equal to the quotient of the Merger Consideration and the total number of shares of CDS Common Stock outstanding at the Effective Time (the “Per Share Amount”). The proportion of each of the Cash Consideration, Note Consideration and Stock Consideration constituting the Per Share Amount shall be the same (subject to rounding) as to each share of CDS Common Stock so that the Cash Consideration, Note Consideration and Stock Consideration is divided pro rata amongst the Shareholders in proportion to their relative holdings of CDS Common Stock.

2.5 Exchange of CDS Common Stock. Contemporaneously with the surrender by a Shareholder to CIGI of the certificate or certificates representing shares of CDS Common Stock, CIGI shall deliver to such Shareholder the Merger Consideration to which such Shareholder shall have become entitled pursuant to the provisions of this Article II, which shall be an amount equal to the number of shares of CDS Common Stock represented by such certificate(s) surrendered by such Shareholder multiplied by the Per Share Amount. If additional Merger Consideration is payable pursuant to the provisions of Section 2.3, then the additional Merger Consideration shall be payable to a Shareholder as set forth in Section 2.3(e) based upon the number of shares of CDS Common Stock held at the Effective Time and represented by the stock certificate(s) delivered, with each such share being entitled to receive an amount equal to the quotient of the additional Merger Consideration payable and the total number of shares of CDS Common Stock outstanding at the Effective Time. Any reduction to the Merger Consideration pursuant to Section 2.3 shall be payable by each Shareholder as set forth in Section 2.3(d) based upon the methodology set forth in the preceding sentence. There shall be no obligation to deliver the Merger Consideration in respect of any shares of CDS Common Stock until (and then only to the extent that) the holder thereof surrenders its certificate or certificates for exchange as provided in this Section 2.5, or, in lieu thereof, delivers to CIGI an appropriate affidavit of loss and an indemnity agreement. If any payment for shares of CDS Common Stock is to be made in a name other than that in which the certificate surrendered for exchange is registered, it shall be a condition to the payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting the payment shall either: (a) pay to CIGI any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or (b) establish to the satisfaction of CIGI that such taxes have been paid or are not payable.

2.6 Conversion of Merger Sub Common Stock. At the Effective Time, each share of the Common Stock, par value $.01 per share, of Merger Sub that is issued and outstanding at the Effective Time shall thereafter represent one validly issued, fully paid and non-assessable share of Common Stock of the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CIGI

CIGI represents and warrants to CDS and the Shareholders, jointly and severally, as follows:

3.1 Organization and Good Standing. CIGI is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each of CIGI and Merger Sub has all necessary corporate power to own its respective properties and assets and to carry on its respective business as now conducted.

3.2 Capitalization.

(a) CIGI’s authorized capital stock consists solely of 50,000,000 shares of CIGI Common Stock. As of the date hereof, 11,681,445 shares of CIGI Common Stock are issued and outstanding, and 1,176,471 shares of CIGI Common Stock are held in treasury.

(b) All of the issued and outstanding shares of CIGI Common Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of CIGI Common Stock has been issued in violation of any statutory preemptive rights. Except for (i) the outstanding shares of CIGI Common Stock, (ii) shares of CIGI Common Stock issuable upon conversion of (l) the $6 million aggregate principal amount Secured Convertible Term Note of CIGI payable to Laurus Master Fund, Ltd. (“Laurus”) and (2) the Common Stock Purchase Warrant, dated September 29, 2004, originally issued to Laurus and (iii) 4,700,000 shares of CIGI Common Stock reserved for issuance pursuant to Options (as defined in Section 4.2(c)) outstanding on the date hereof or issuable under CIGI’s 2004 Stock Option Plan, there are no shares of any class of capital stock or equity securities of CIGI outstanding and there are no outstanding or existing Options (as defined in Section 4.2(c)) or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of CIGI.

3.3 Authorization and No Violation. The execution and delivery of this Agreement by CIGI and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of CIGI and Merger Sub and, subject to the terms and conditions of this Agreement, this Agreement constitutes the legal, valid and binding obligation of CIGI and Merger Sub, enforceable against them in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the execution, delivery and performance of this Agreement by CIGI and Merger Sub, nor the consummation of the transactions contemplated hereby, nor the compliance by CIGI or Merger Sub with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any lien, security interest, charge or encumbrance (a “Lien”) upon any of the properties or assets of CIGI or Merger Sub under any of the terms, conditions or provisions of (i) the Certificate of Incorporation or by-laws (or analogous organizational documents) of CIGI or Merger Sub or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIGI or Merger Sub is a party or by which CIGI or Merger Sub may be bound, or to which CIGI, Merger Sub or any of their respective properties or assets may be subject, or (b) violate any judgment, ruling, order, writ, injunction, decree (each an “Order”) or statute, rule, regulation, ordinance or directive (each a “Law”) applicable to CIGI, Merger Sub or any of their respective properties or assets, except, in the case of (a)(ii) and (b) above, where such violation, conflict, breach, default or acceleration could not reasonably be expected to result in a Material Adverse Effect (as defined in Section 4.1(b)) on CIGI.

3.4 Governmental Consents. Except for the filing of the Certificate of Merger with applicable State authorities, the execution and delivery of this Agreement by CIGI and Merger Sub does not, and the performance by CIGI and Merger Sub of their respective obligations hereunder will not, require any consent, approval, authorization or permit of, or filing by CIGI or Merger Sub with or notification by CIGI to, any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority (an “Applicable Governmental Authority”), except for (a) compliance with any applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (b) such filings and approvals as may be required by any applicable state securities or blue sky Laws (collectively, the “Blue Sky Laws” and each applicable law individually a “Blue Sky Law”), and no filing, notification, consent, approval or authorization of or with any Applicable Governmental Authority under the Securities Act, the Exchange Act or any of the Blue Sky Laws is required to be made or obtained on or before execution of this Agreement as a result of the execution and delivery of this Agreement by CIGI and Merger Sub and the performance of their respective obligations hereunder.

3.5 SEC Reports. Since January 1, 2002, CIGI has filed all reports and other documents required to be filed by it with the Securities and Exchange Commission (the “Commission”) under the Exchange Act, including but not limited to proxy statements and reports on Form 10-KSB, Form 10-QSB and Form 8-K (collectively, the “SEC Reports”). As of the respective dates they were filed with the SEC, the SEC Reports, including all documents incorporated by reference into such reports, (a) complied as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading except, in each case, where any defect was cured by the filing of an amendment to any such SEC Report. The consolidated financial statements of CIGI included in its Annual Report on Form 10-KSB/A for the year ended December 31, 2003 and its Form 10-QSB for the quarter ended June 30, 2004 comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-QSB of the SEC) applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of CIGI and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). CIGI has provided all documentation/filings referenced in Section 5.5(e) hereof to the Shareholders.

3.6 Absence of Certain Changes or Events. Except as disclosed in the SEC Reports and except for the transactions contemplated by this Agreement, since the date of the most recent audited financial statements included in the SEC Reports, CIGI and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and there has not been: (a) any change, event or occurrence which has had or could reasonably be expected to have a Material Adverse Effect on CIGI; (b) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of CIGI’s capital stock or any redemption or other acquisition by CIGI of any shares of its capital stock; (c) any material change by CIGI in accounting methods, principles or practices, except as required or permitted by GAAP; or (d) any announcement of or entry into any agreement, commitment or transaction by CIGI or any of its Subsidiaries to do any of the things described in the preceding clauses (a) through (c) other than as expressly provided for herein.

3.7 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

3.8 Cash Available. CIGI has the ability to deliver the Cash Consideration required upon consummation of the Merger.

3.9 No Undisclosed Material Liabilities. Except as disclosed in the SEC Reports and liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the SEC Reports, there are no material liabilities of CIGI or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, due, to become due, determined, determinable or otherwise, required by GAAP to be reflected on a consolidated balance sheet of CIGI and its Subsidiaries or in the notes, schedules or exhibits thereto, except for liabilities which could not reasonably be expected to have a Material Adverse Effect on CIGI.

3.10 No Undisclosed Defaults/Title. Except as disclosed in the SEC Reports, neither CIGI nor any of its Subsidiaries are in default with respect to any material obligation or covenant on its part to be performed under any lease or contract that is material to the business of CIGI or its Subsidiaries, except for defaults that could not reasonably be expected to have a Material Adverse Effect on CIGI. Except as disclosed in the SEC Reports, CIGI and its Subsidiaries have good and marketable title to each material asset reflect in the latest balance sheet of CIGI (other than any such asset disposed of or consumed in the ordinary course of business, except where the failure to have good and marketable title could not reasonably be expected to have a Material Adverse Effect on CIGI.

3.11 Intellectual Property. Except as disclosed in the SEC Reports, CIGI or its Subsidiaries have all material intellectual property rights (by ownership, valid license or otherwise) that are necessary to conduct their business as it is now conducted.

3.12 No Infringement. Except as disclosed in the SEC Reports, neither the existence nor the sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by CIGI or any of its Subsidiaries of any material intellectual property (a) infringes on any patent, trademark, copyright or other right of any other person, (b) constitutes a misuse or misappropriation of any trade secret, know-how, process, proprietary information or other right of any other person, or (c) entitles any other person to compensation from CIGI or any of its Subsidiaries by reason thereof (except for compensation for use of software or other intellectual property paid by CIGI or its Subsidiaries in the ordinary course of business), in each case, except as could not reasonably be expected to have a Material Adverse Effect on CIGI.

3.13 Litigation. Except as disclosed in the SEC Reports, (a) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the knowledge of CIGI, threatened against CIGI or any of its Subsidiaries, and to the knowledge of CIGI, there is no investigation pending or threatened against CIGI or any of its Subsidiaries, in each case, before any court or other Applicable Governmental Authority, (b) neither CIGI nor any of its Subsidiaries is subject to any outstanding Order, and (c) to the knowledge of CIGI, no event, fact or circumstance which could reasonably be expected to give rise to a suit, claim, action or proceeding (at law or in equity) against CIGI or any of its Subsidiaries exist that, in any such case described in clauses (a), (b) and (c) could reasonably be expected to have a Material Adverse Effect on CIGI. As of the date hereof, there are no suits, claims, actions or proceedings pending or, to the knowledge of CIGI, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

3.14 Compliance with Laws. Except as disclosed in the SEC Reports, all permits, licenses, certificates of authority, orders and approvals (“Permits”) necessary for each of CIGI and its Subsidiaries to own, lease or operate its properties and assets and to carry on its business as now conducted have been obtained or made, and there has occurred no default (with or without notice or lapse of time or both) under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default could not reasonably be expected to have a Material Adverse Effect on CIGI. Except as disclosed in the SEC Reports, CIGI and its Subsidiaries are in compliance with all applicable Laws and Orders, except for non-compliance which could not reasonably be expected to have a Material Adverse Effect on CIGI.

3.15 Taxes. Except for such matters as could not reasonably be expected to have a Material Adverse Effect on CIGI or as set forth in the SEC Reports, (a) CIGI and its Subsidiaries have timely filed all returns and reports required to be filed by each and any of them with any taxing authority in respect of any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority (collectively, “Taxes”), taking into account any extension of time to file granted to or obtained on behalf of CIGI or any of its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due have been paid or shall be paid on or before the date such Taxes were due, (c) no deficiency for any amount of Tax has been proposed, asserted or assessed in writing by a Taxing authority against CIGI or any of its Subsidiaries, (d) CIGI and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, (e) proper amounts have been withheld by CIGI and its Subsidiaries from employee compensation payments for all periods in compliance with the Tax withholding provisions of applicable Laws and (f) as of the date of this Agreement, non of the federal income tax returns of CIGI or its Subsidiaries have been examined by the IRS for CIGI’s or its Subsidiaries’ most recently completed fiscal year. CIGI has not taken any action nor does it have any knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

3.16 Benefit Plans. Except as disclosed in the SEC Reports, all Benefit Plans (as hereinafter defined) maintained or contributed to or for the benefit of any current or former employee, officer or director of CIGI or any of its Subsidiaries are, and have been operated, in material compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, if applicable, and any Benefit Plan of CIGI intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to CIGI’s knowledge, nothing has occurred to cause the loss of such qualified status. For purposes of this Agreement, “Benefit Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, equity purchase, option, ownership or appreciation rights, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual, including, without limitation, any “employee benefit plan” within the meaning of Section 3(3) of ERISA, established by a party hereto or any of its Subsidiaries existing at the Effective Time or prior thereto, to which CDS, CIGI or any of their Subsidiaries contributes or has contributed, or under which any employee, former employee, officer or director of CDS, CIGI or any of their Subsidiaries or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

3.17 Broker’s and Finder’s Fees. Neither CIGI nor any of its Subsidiaries has, directly or indirectly, incurred any obligation or liability, contingent or otherwise, for any brokers or finders in respect of the matters provided for in this Agreement and no broker or finder has acted, directly or indirectly, on behalf of CIGI or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

3.18 Full Disclosure. No representation or warranty of CIGI contained in this Agreement, and none of the statements or information concerning CIGI or Merger Sub contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO CDS

CDS represents and warrants to CIGI, and each of the Identified Shareholders severally with respect to himself or herself, represents and warrants to CIGI to his or her actual knowledge as follows, with such representations and warranties being subject to and limited by all facts, information, circumstances and disclosures contained in that certain Disclosure Schedule delivered by CDS and the Shareholders to CIGI on the date hereof (the “Disclosure Schedule”) or previously disclosed in writing to CIGI, its officers, directors or representatives:

4.1 Organization, Good Standing.

(a) CDS is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. CDS has all necessary corporate power to own its properties and assets and to carry on its business as now conducted. CDS is qualified to conduct business and in good standing in each jurisdiction in which the nature of its businesses requires such qualification, and each such jurisdiction is set forth on Schedule 4.1 hereto, except where the failure to be duly qualified is not reasonably likely to have a Material Adverse Effect (as hereinafter defined) on CDS.

(b) For the purposes of this Agreement, the term “Material Adverse Effect” shall mean (i) in the case of CDS and its Subsidiaries, any effect or series of effects that is, individually or in the aggregate, material and adverse to the financial condition, results of operations, assets, business or prospects of CDS and its Subsidiaries (as hereinafter defined) considered as one enterprise; and (ii) in the case of CIGI, any effect or series of effects that is, individually or in the aggregate, material and adverse to the financial condition, results of operations, assets, business or prospects of CIGI and its Subsidiaries considered as one enterprise.

4.2 Capital Stock; Rights, Warrants and Options.

(a) CDS’ authorized capital stock consists solely of 200 shares of CDS Common Stock. As of the date hereof, 120 shares of CDS Common Stock are issued and outstanding, all of which are owned by the Shareholders, and no shares of CDS Common Stock are held in treasury. Exhibit D sets forth all shareholders of record of CDS and the shares of CDS Common Stock owned by each of them.

(b) All of the issued and outstanding shares of CDS Common Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of CDS Common Stock has been issued in violation of any preemptive rights. Except for the outstanding shares of CDS Common Stock, there are no (nor will there be at the Effective Time) shares of any class of capital stock or equity securities of CDS outstanding and there are no (nor will there be) outstanding or existing Options (as defined below) or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of CDS. CDS is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. There are no agreements or understandings with respect to the voting of any shares of CDS Common Stock.

(c) There are no outstanding: (i) equity or debt securities or instruments convertible into or exercisable for any of the capital stock or other equity interests of CDS or any of its Subsidiaries or with any voting rights; (ii) options, warrants, subscriptions or other rights to acquire capital stock or other equity interests of CDS or any of its Subsidiaries; or (iii) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to any capital stock or other equity interests of CDS or any of its Subsidiaries (each, an “Option” and collectively, “Options”). Neither CDS nor any of its Subsidiaries has any outstanding stock appreciation, phantom stock rights or any similar rights

4.3 Authorization; No Violation. The execution and delivery of this Agreement by CDS and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of CDS, and, subject to the terms and conditions of this Agreement, this Agreement constitutes the legal, valid and binding obligation of CDS, enforceable against it in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the execution, delivery and performance of this Agreement by CDS, nor the consummation of the transactions contemplated hereby, nor the compliance by CDS with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of CDS or any Subsidiary of CDS under any of the terms, conditions or provisions of (i) the Certificate of Incorporation or by-laws (or analogous organizational documents) of CDS or any of its Subsidiaries or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CDS or any of its Subsidiaries is a party or by which CDS or any of its Subsidiaries may be bound, or to which CDS or any of its Subsidiaries or their respective properties or assets may be subject, or (b) violate any Order or Law applicable to CDS or any of its Subsidiaries or any of their respective properties or assets, except, in the case of (a)(ii) and (b) above, where such violation, conflict, breach, default or acceleration could not reasonably be expected to result in a Material Adverse Effect on CDS.

4.4 Subsidiaries. Set forth on Schedule 4.4 of the Disclosure Schedule is a list of (I) each Subsidiary of CDS, including: (a) its name and jurisdiction of organization, (b) the number of shares of authorized capital stock of each class of its capital stock (or other equity interests), (c) the number of issued and outstanding shares of each class of its capital stock (or other equity interests), and (d) its directors and officers or general or managing partners or managers or managing members and (II) each corporation, partnership, joint venture, limited liability company or similar entity which is a party to any Commitment with CDS or its Subsidiaries of which at least twenty five percent of the ownership interest therein is held in the aggregate by one or more Shareholders. For purposes of this Agreement, the term “Subsidiary” with reference to a specified person shall mean any corporation, partnership, joint venture, limited liability company or similar entity, at least 25% of whose outstanding capital stock or similar equity interests are owned by that specified person, or by one or more of its Subsidiaries. CDS does not own, directly or indirectly, any capital stock or similar equity interests of any other entity. All outstanding shares of the capital stock or other ownership interests of each Subsidiary of CDS are owned of record and beneficially by CDS free and clear of any Liens, including any claims or rights under any voting trust, shareholder, right of first refusal or other agreements. Each Subsidiary of CDS is duly organized, validly existing and in good standing under the laws of the state of its organization and has all necessary power to own its properties and assets and to carry on its business as now conducted. Each Subsidiary of CDS is duly qualified to conduct business and in good standing in each jurisdiction in which the nature of its business requires such qualification, except where the failure to be duly qualified could not reasonably be expected to have a Material Adverse Effect on CDS.

4.5 Governmental Consents. Except for the filing of the Certificate of Merger with applicable State authorities, the execution and delivery of this Agreement by CDS does not, and the performance by CDS of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing by CDS or any of its Subsidiaries with, or notification by CDS or any of its Subsidiaries to, any Applicable Governmental Authority.

4.6 Corporate Records. The stock records and minute books of CDS and each of its Subsidiaries fully reflect all issuances, transfers and redemptions of their respective capital stock and correctly show the total number of shares of their respective capital stock issued and outstanding on the date hereof. All matters requiring the authorization or approval of the board of directors, a committee of the board of directors, the incorporators, or the shareholders of CDS or any of its Subsidiaries have been duly and validly authorized and approved by them, except where the failure to obtain such authorization and/or approval could not reasonably be expected to result in a Material Adverse Effect on CDS.

4.7 Financial Statements. CDS (a) has delivered to CIGI (i) combined statements of assets, liabilities and equity and the related combined statements of revenues, expenses and retained earnings and combined statements of cash flows (including any notes thereto) of all of the Subsidiaries of CDS as of and for the year ended December 31, 2002, including all consolidating schedules with respect thereto, reviewed by Snow, Eicher, Farrar & Co., LLP, (ii) unaudited combined statements of assets, liabilities and equity and the related combined statements of revenues, expenses and retained earnings and combined statements of cash flows (including any notes thereto) of the Subsidiaries of CDS as of and for the year ended December 31, 2003, including all consolidating schedules with respect thereto, and unaudited balance sheets and statements of profit or loss or income statements of CDS as of and for the years ended December 31, 2001, 2002 and 2003 and (iii) unaudited combined statements of assets, liabilities and equity and the related combined statements of revenues, expenses and retained earnings and combined statements of cash flows (including any notes thereto) of the Subsidiaries of CDS as of and for the six months ended June 30, 2004, including all consolidating schedules with respect thereto, and unaudited balance sheets and statements of profit or loss or income statements of CDS as of and for the six months ended June 30, 2004 and (b) will deliver to CIGI any further monthly or quarterly statements prepared by or for CDS or its Subsidiaries as soon as such statements become available (the financial statements of CDS and its Subsidiaries referred to in clauses (a) and (b) being referred to herein collectively as the “CDS Financial Statements”). All CDS Financial Statements other than monthly reports have been or will be prepared in conformity with tax accounting or historic practice (except for changes, if any, required by tax accounting and disclosed therein), and the income statements present, or will present, fairly the results of operations for the respective periods covered and the balance sheets present, or will present, fairly the financial condition of CDS or its Subsidiaries, as applicable, as of their respective dates except for interim CDS Financial Statements which are or will be subject to normal year-end non-material adjustments. Other than as disclosed in the balance sheets of CDS and its Subsidiaries as of June 30, 2004 (the “Reference Balance Sheet”) contained in the CDS Financial Statements, neither CDS or its Subsidiaries has any material liabilities, commitments or obligations of any nature (whether unaccrued, contingent or otherwise) and there is no basis for the assertion against CDS or any of its Subsidiaries of any such liability, commitment or obligation, except for liabilities, commitments or obligations arising in the ordinary course of business which are not material to CDS and its Subsidiaries considered as one enterprise.

4.8 Taxes. Except for such matters as could not reasonably be expected to have a Material Adverse Effect on CDS, (a) CDS and each of its Subsidiaries have timely filed all returns and reports required to be filed by them with any taxing authority in respect of any and all Taxes payable by CDS or its Subsidiaries, taking into account any extension of time to file granted to or obtained on behalf of CDS and its Subsidiaries, (b) all Taxes shown to be payable by CDS or its Subsidiaries or such Identified Shareholder on such returns or reports that are due have been paid or shall be paid on or before the date such Taxes were due, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against CDS or any of its Subsidiaries, (d) proper amounts have been withheld by CDS and its Subsidiaries from employee compensation payments for all periods in compliance with the Tax withholding provisions of applicable Laws and (e) as of the date of this Agreement, none of the federal income tax returns of CDS or its Subsidiaries have been examined by the IRS for CDS’ or its Subsidiaries’ most recently completed fiscal year. Such Identified Shareholder of CDS and its Subsidiaries has included or will include in all tax reports and returns his or her respective pro rata share of all items of income, gain, loss, deduction or credit derived from CDS and its Subsidiaries as determined under Subchapter S of the Code and each has paid any and all Taxes with respect to all filed tax reports and returns for all Tax periods ending on or prior to the Closing Date.

4.9 Material Contracts. Schedule 4.9 of the Disclosure Schedule sets forth a true and complete list of all contracts, agreements, arrangements and other instruments to which CDS or any of its Subsidiaries is a party or otherwise relating to or affecting any of their respective assets, properties or operations, the cancellation or termination of any of which could reasonably be expected to have a Material Adverse Effect on CDS, including, without limitation, all written or oral, express or implied: (i) contracts, agreements, arrangements and commitments not made in the ordinary course of business; (ii) contracts, agreements, arrangements or understandings with respect to the development, license, sale or use of computer software programs or applications; (iii) contracts, agreements, arrangements, relationships, indentures or other instruments relating to the borrowing of money by CDS or any of its Subsidiaries; (iv) contracts, agreements, arrangements or commitments providing for indemnity obligations on behalf of CDS or any of its Subsidiaries, (v) contracts, agreements, arrangements, or commitments limiting or restraining CDS or any of its Subsidiaries from engaging or competing in any lines of business or with any person, firm, or corporation; (vi) contracts involving the payment by CDS or any of its Subsidiaries or receipt by CDS or any of its Subsidiaries of consideration in any 12-month period of greater than $50,000; (vii) confidentiality or non-disclosure agreements; (viii) employment or consulting agreements; (ix) contracts, agreements, arrangements or commitments providing a party with a right or option to acquire any material assets of CDS or any of its Subsidiaries; and (x) all amendments, modifications, extensions or renewals of any of the foregoing (the foregoing contracts, agreements, arrangements and documents are hereinafter referred to collectively as the “Commitments” and individually as a “Commitment”). Each Commitment is valid, binding and enforceable against the parties thereto in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. CDS and each of its Subsidiaries have performed in all material respects all obligations required to be performed by such entity to date under, and are not in default in respect of, any Commitment, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, which can not be cured by CDS or its applicable Subsidiary within a permitted grace period. No consent of or notice to third parties is required relating to any Commitment as a consequence of this Agreement or the transactions contemplated herein. No other party to any Commitment is in default in respect thereof, and to the knowledge of CDS no event has occurred which, with due notice or lapse of time or both, would constitute such a default. CDS has made available to CIGI true, correct and complete copies of all the written Commitments and a brief written summary or description of each oral Commitment, and no Commitment has been modified in any material respect since the date it was made available.

4.10 Real Properties. Neither CDS nor any of its Subsidiaries owns any real property.

4.11 Investigations, Litigation.

(a) Except as set forth on the Disclosure Schedule, there is and has been no investigation by any Applicable Governmental Authority during the past three years or any action, suit, proceeding or claim pending or threatened, against or adversely affecting CDS or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of CDS or any of its Subsidiaries. Except as disclosed in the Disclosure Schedule: (i) neither CDS nor any of its Subsidiaries nor any director, officer, employee or agent of CDS or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending or, to the knowledge of CDS, threatened, legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against CDS or any of its Subsidiaries, or any director, officer, employee or agent of CDS or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of CDS or any of its Subsidiaries and (ii) there is no outstanding Order of any Applicable Governmental Authority against or affecting CDS or any of its Subsidiaries, or any of their respective assets, businesses or operations.

(b) Except as set forth in the Disclosure Schedule, neither CDS, any of its Subsidiaries nor such Identified Shareholder have any knowledge of any pending or threatened investigation or Order by any Applicable Governmental Authority or any legal, administrative, arbitral or other action, suit, proceeding or claim against or adversely affecting any party to a Commitment which could result in an indemnity obligation on behalf of CDS or any of its Subsidiaries.

4.12 Insurance. CDS and its Subsidiaries have in effect insurance coverage as set forth on the Disclosure Schedule in the amount, type and risks insured as set forth thereon. All of the insurance policies, binders, bonds and other similar forms of insurance owned, held or maintained by CDS or any of its Subsidiaries are in full force and effect, and all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retrospective premiums which may be payable with respect to worker’s compensation insurance policies). Neither CDS nor any of its Subsidiaries is in default under any such policy, and no notice of cancellation or termination has been received with respect to any of the foregoing, and all claims thereunder have been filed in due and timely fashion. The insurance policies to which CDS or any of its Subsidiaries is a party are sufficient for compliance with all requirements of Law and, to the extent applicable, of all Commitments to which CDS or any of its Subsidiaries is a party, other than those policies of which the failure to maintain such coverage could not reasonably be expected to have a Material Adverse Effect on CDS. Neither CDS nor any of its Subsidiaries has been refused any insurance with respect to any of its current assets or operations, nor has any coverage been limited in any material respect to any operations by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five years. Set forth on the Disclosure Schedule is a list of all insurance policies, binders, bonds and other similar forms of insurance owned, held or maintained by or for the benefit of CDS or any of its Subsidiaries, other than policies for which the failure to keep in force could not reasonably be expected to have a Material Adverse Effect on CDS.

4.13 Compliance with Laws, Regulations. CDS and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations, of which the failure to file would have a Material Adverse Effect on CDS (“Filings”) with, all governmental authorities and agencies necessary to permit them to carry on their business as presently conducted, including without limitation, all Permits and Filings with respect to the offer, sale and brokerage of insurance and insurance-related products. All such Permits are in full force and effect, and, to the knowledge of CDS, no suspension or cancellation of any of them (which cancellation or suspension would have a Material Adverse Effect on CDS) is pending or has been threatened; and all Filings are current. CDS and each of its Subsidiaries have in all material respects conducted their respective businesses in compliance with all applicable federal, foreign, state and local Laws.

4.14 Employee Benefit Plans. Copies of all documentation and government reports for the last three years relating to all Benefit Plans of CDS or its Subsidiaries have been delivered or made available to CIGI (including copies of written Benefit Plans, written descriptions of oral Benefit Plans, summary plan descriptions, trust agreements, employee communications, and IRS determination letters, if any). CDS and its Subsidiaries are in material compliance with ERISA and the Code, if applicable and there are no obligations with respect to any such Benefit Plan except as disclosed in the CDS Financial Statements. Each Benefit Plan of CDS or its Subsidiaries may be amended or terminated by CIGI or Merger Sub on or any time after the Effective Time without subjecting either CIGI, Merger Sub (as the Surviving Corporation of the Merger) or any other Subsidiary of CIGI to liability therefor. The transactions contemplated by this Agreement will not violate, cause any acceleration of benefits under, or otherwise have a Material Adverse Effect on CDS pursuant to the terms of any Benefit Plan.

4.15 Absence of Certain Changes. Except for the recent acquisition of its Subsidiaries, since June 30, 2004, (a) CDS and its Subsidiaries have conducted their respective businesses in the ordinary and usual course, consistent with past practices, and (b) there has not been any event, occurrence, development or set of circumstances or facts which (i) has had or could reasonably be expected to constitute or result in a Material Adverse Effect on CDS, or (ii) would result in a violation of the covenants set forth in Section 6.1 of this Agreement had such events, occurrences, development or set of circumstances or facts occurred after the date hereof.

4.16 Related Party Transactions. Except as set forth in the Disclosure Schedule, neither CDS nor any of its Subsidiaries, has any contract, extension of credit (direct or indirect), business arrangement or other relationship, whether oral or written, with (a) any present or former director or officer of CDS or any of its Subsidiaries, (b) any Shareholder or (c) any spouse or lineal descendant of, or any entity controlled by, any of the foregoing (each, a “Related Party”).

4.17 CDS Indebtedness. Set forth on the Disclosure Schedule is a list of all indebtedness of CDS and its Subsidiaries. Other than as set forth on the Disclosure Schedule, neither CDS nor any of its Subsidiaries has any indebtedness for borrowed money or other material liabilities to any Related Parties.

4.18 Intangible Property. Set forth on the Disclosure Schedule is a list and brief description of all foreign and domestic trademarks, service marks, trade names, software and copyrights (whether or not registered and, if applicable, including pending applications for registration), owned, used, licensed or controlled by CDS or any of its Subsidiaries, of which the failure to license or own would have a Material Adverse Effect on CDS (collectively, the “Intangible Property”). (a) CDS and each of its Subsidiaries has the exclusive right and license to use its respective Intangible Property, free and clear of any claim or conflict with the rights of others; (b) no royalties, honorariums or fees are payable by CDS or any of its Subsidiaries to any person by reason of the ownership, use or license of any of the Intangible Property; (c) there have been no claims made against CDS or any of its Subsidiaries asserting the invalidity, abuse, misuse, or unenforceability of any of the Intangible Property or any license relating thereto, and CDS is unaware that any grounds for any such claims exist; (d) neither CDS nor any of its Subsidiaries has made any claim of any violation or infringement by others of its rights in the Intangible Property, and, to CDS’ knowledge, no grounds for any such claims exist; (e) neither CDS nor any of its Subsidiaries has received any written notice that it is in conflict with or infringing upon the asserted rights of others in connection with the Intangible Property and neither the ownership, use or license of the Intangible Property by CDS or any of its Subsidiaries nor the operation of their respective businesses is infringing or has infringed upon any rights of others; (f) the consummation of the transactions contemplated hereby will not alter or impair any of the Intangible Property; and (g) no interest in any of CDS’ or any of its Subsidiaries’ rights to any Intangible Property has been assigned, transferred, licensed or sublicensed to third parties. To the extent any of the Intangible Property constitutes proprietary or confidential information, CDS and its Subsidiaries have adequately safeguarded such information from disclosure.

4.19 Major Customers. Set forth on the Disclosure Schedule is a list of the ten largest customers (measured by dollar volume) of CDS and each of its Subsidiaries during the fiscal year ended December 31, 2003, and with respect to each, the name and address and dollar volume involved. None of the ten largest customers of CDS or any of its Subsidiaries has (a) cancelled, suspended or otherwise terminated its relationship with CDS or any of its Subsidiaries or (b) to the knowledge of CDS and such Identified Shareholder, advised CDS or any affiliate of CDS of its intention to cancel, suspend or terminate its relationship or to significantly decrease its business with CDS or any of its Subsidiaries or to materially and adversely change the terms upon which it conducts business with CDS or any of its Subsidiaries.

4.20 Broker’s and Finder’s Fees. Neither CDS nor any of its Subsidiaries has, directly or indirectly, incurred any obligation or liability, contingent or otherwise, for any brokers or finders in respect of the matters provided for in this Agreement and no broker or finder has acted, directly or indirectly, on behalf of CDS or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

4.21 Full Disclosure. No representation or warranty of CDS or such Identified Shareholder contained in this Agreement, and none of the statements or information concerning CDS and its Subsidiaries contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ANY FACT, INFORMATION, CIRCUMSTANCE OR DISCLOSURE CONTAINED IN THE DISCLOSURE SCHEDULE SHALL BE DEEMED TO HAVE BEEN DISCLOSED FOR ALL PURPOSES OF THIS AGREEMENT AND THE CATALOGING, ORGANIZATION OR REFERENCE OF ANY SUCH FACT, INFORMATION, CIRCUMSTANCE OR DISCLOSURE TO A GIVEN SECTION OF THIS AGREEMENT SHALL NOT LIMIT THE EXTENT OF THAT DISCLOSURE TO THE REPRESENTATIONS, WARRANTIES OR PROVISIONS OF THE REFERENCED SECTION OR OTHERWISE.

ARTICLE V

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SHAREHOLDERS

Each Shareholder, severally with respect to himself or herself, represents and warrants to CIGI as follows:

5.1 Authorization; Enforceability. Such Shareholder has the capacity to execute, deliver and perform this Agreement. This Agreement and all other documents to be executed and delivered by such Shareholder pursuant to this Agreement have been duly executed and delivered and, upon due execution by the other parties hereto, will constitute the legal, valid and binding obligations of such Shareholder, enforceable against him or her in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

5.2 No Violation. Neither the execution, delivery and performance of this Agreement by such Shareholder, nor the consummation of the transactions contemplated hereby, nor the compliance by such Shareholder with any of the provisions of this Agreement, will: (i) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of such Shareholder under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Shareholder is a party or by which such Shareholder may be bound, or to which such Shareholder or its properties or assets may be subject, or (ii) violate any Order or Law applicable to such Shareholder or any of his or her properties or assets.

5.3 Governmental Consents. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing by such Shareholder with, or notification by such Shareholder to, any Applicable Governmental Authority.

5.4 Title to Shares. Such Shareholder is the record and beneficial owner of the shares of CDS Common Stock listed opposite his or her name on Exhibit D. All such shares are owned by such Shareholder free and clear of any Liens, including, without limitation, claims or rights under any voting trust agreements, shareholder agreements or other agreements.

5.5 Investment Representations.

(a) Such Shareholder understands and acknowledges that the CIGI Common Stock which is to be received by him or her pursuant to the Merger has not been registered under the Securities Act. Such Shareholder hereby represents and warrants that (i) such Common Stock is being acquired for his or her own account, and not as a nominee or agent and not with a view to the resale or distribution of all or any part of such shares, and that he or she has no present intention of selling, granting any participation in or otherwise distributing any of the CIGI Common Stock within the meaning of the Securities Act and (ii) such Shareholder has no contracts, understandings, agreements or arrangements with any person to sell, transfer or grant participations to such person, with respect to any such CIGI Common Stock.

(b) Such Shareholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the CIGI Common Stock.

(c) Such Shareholder understands that the shares of CIGI Common Stock are characterized as “restricted securities” under applicable securities Laws since they are being acquired in a transaction not involving a public offering and that under such Laws, such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Shareholder hereby represents that he or she understands the resale limitations imposed by the Securities Act and that as a consequence thereof it may not be possible for him or her to liquidate his or her investment in CIGI.

(d) Such Shareholder understands and agrees that the certificates evidencing the shares of CIGI Common Stock will bear an appropriate legend evidencing the restricted nature of such shares, and indicating that no transfer of any of such shares may be made unless such shares are registered under the Securities Act or an exemption from such registration is available, and that CIGI may instruct its transfer agent not to transfer any such shares unless such transfer shall be made in compliance with such legend.

(e) Such Shareholder has had an opportunity to discuss CIGI’s business, management and financial affairs with CIGI’s management and has in general had access to all information which such Shareholder has deemed material to an investment decision with respect to the receipt of CIGI Common Stock upon consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, such Shareholder acknowledges that all of the SEC Reports, including the Annual Report on Form 10-KSB/A for the year ended December 31, 2003, the Forms 10-QSB/A for each of the quarters ended March 31, 2004 and June 30, 2004, and the Current Reports on Form 8-K filed June 3, 2004, June 4, 2004, August 13, 2004, September 8, 2004 and October 5, 2004 have been made available to him or her and that he or she has been afforded the opportunity to analyze and review all the information set forth therein.

5.6 Full Disclosure. No representation or warranty of such Shareholder contained in this Agreement, and none of the statements or information concerning such Shareholder contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact with respect to such Shareholder required to be stated therein or necessary in order to make the statements concerning such Shareholder therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

CDS hereby covenants and agrees with CIGI that CDS shall and shall cause its Subsidiaries to act as follows, and each Shareholder, severally with respect to himself/herself, hereby covenants and agrees with CIGI that such Shareholder will grant all authorizations necessary and does hereby authorize and direct CDS to act and to cause the Subsidiaries of CDS to act as follows:

6.1 Conduct of Business of CDS.

(a) From the date of this Agreement to the Effective Time, CDS shall, and shall cause its Subsidiaries to, (i) conduct its respective operations only in the ordinary course of business consistent with past practices and in material compliance and in accordance with all Laws, Orders and Commitments, (ii) use its best efforts to preserve intact its business organization, keep available the services of its officers and employees and maintain satisfactory relationships with customers, suppliers, subcontractors and others having business relationships with it, (iii) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement, (iv) confer on a regular and frequent basis with one or more designated representatives of CIGI to report material operational matters and to report the general status of ongoing operations and (v) notify CIGI of any unexpected emergency or other change in the normal course of its business or in the operation of its properties, and of any governmental or third party lawsuit (or communications indicating that these may be contemplated) involving CDS, any of its Subsidiaries or the CDS Common Stock, and keep CIGI fully informed of such events and permit CIGI’s representatives prompt access to all materials prepared in connection with these matters.

(b) From the date of this Agreement to the Effective Time, except with the prior written consent of CIGI, CDS shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, do or permit any of the following: (i) take or omit to take, agree to take or omit to take, or knowingly permit any action to be taken or not taken that could cause any of the representations or warranties of the Shareholders or CDS to be untrue or incorrect in any material respect, or that could cause a violation in any material respect of any covenant, term or condition to be complied with, fulfilled or performed by the Shareholders or CDS under this Agreement, (ii) issue, sell or redeem any CDS Common Stock or other securities of CDS, or declare, make or pay any dividends or distributions with respect to the CDS Common Stock, other than distributions contemplated by and in compliance with the provisions of Section 7.16, or incur or otherwise become obligated on indebtedness, other than advances under lines of credit existing on the date hereof, provided that the funds from such advances are not, directly or indirectly, used to fund any distributions to the Shareholders, or permit any assets to become subject to any Lien, (iii) subject or knowingly permit any of the CDS Common Stock to be subjected to any Liens, (iv) make or commit to make any payments to any Shareholder or Related Party that is not consistent with past practice or enter into, amend or modify any agreement with a Related Party, or (v) enter into any Commitment which is not terminable by CDS or any Subsidiary without penalty upon no more than thirty (30) days’ notice, except for Commitments with a party other than a Related Party entered into and in keeping with prior practices of CDS or its Subsidiaries, provided that any such Commitment does not contain indemnification obligations of CDS or any of its Subsidiaries.

6.2 Notice. CDS will promptly notify CIGI (a) of any event of which it obtains knowledge which CDS reasonably believes may materially adversely affect the financial condition, operations, business, assets or prospects of CDS or any of its Subsidiaries or (b) of any event or circumstance that would cause or constitute a breach of any of the representations, warranties, or covenants of CDS or any Shareholder contained herein. CDS will promptly notify CIGI in the event it determines that it is unable to fulfill any of the conditions to the performance of CIGI hereunder. CIGI will promptly notify CDS (x) of any event of which it obtains knowledge which CIGI reasonably believes may materially adversely affect the financial condition, operations, business, assets or prospects of CIGI or any of its Subsidiaries or (y) of any event or circumstance that would cause or constitute a breach of any of the representations, warranties, or covenants of CIGI contained herein. CIGI will promptly notify CDS in the event it determines that it is unable to fulfill any of the conditions to the performance of CDS hereunder.

6.3 No Solicitation. Except for the transactions contemplated by this Agreement, CDS and the Shareholders shall not, nor will the Shareholders authorize CDS, any of its Subsidiaries or any of their respective directors, officers, employees or agents to, directly or indirectly (a) solicit, encourage, initiate or participate in any negotiations or discussions with respect to any offer or proposal to acquire all or substantially all of the business, properties or capital stock of CDS or its Subsidiaries, whether by merger, purchase of assets or otherwise, or (b) except as required by Law, disclose to any person any information not customarily disclosed concerning the business and properties of CDS and its Subsidiaries, afford to any person other than CIGI and its designees and CDS’ and its Subsidiaries’ directors, officers and employees access to the properties, books or records of CDS, its Subsidiaries or otherwise assist or encourage any person in connection with any of the foregoing. If any Shareholder, CDS or any Subsidiary of CDS shall receive any offer or proposal, written or otherwise, of the type referred to above, the Shareholder or CDS shall promptly inform CIGI of such offer or proposal and furnish CIGI with a copy thereof if such offer or proposal is in writing.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

7.1 Access to Information. From the date hereof through the Effective Time, CDS and the Identified Shareholders shall permit CIGI and its authorized representatives reasonable access during regular business hours to the properties of CDS and its Subsidiaries, and CIGI shall permit CDS, the Shareholders and their authorized representatives reasonable access during regular business hours to the properties of CIGI and its Subsidiaries. CDS and CIGI shall and shall cause their respective Subsidiaries, to make their respective directors, management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with CIGI, CDS or the Shareholders, as applicable, and the authorized representatives of each of them at reasonable times and upon reasonable request, and CDS and the Identified Shareholders and CIGI shall disclose and make available to CIGI, CDS or the Shareholders, as applicable, and shall cause their agents and authorized representatives to disclose and make available to CIGI, CDS or the Shareholders, as applicable, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of CDS or CIGI and their respective Subsidiaries. CIGI, CDS and the Shareholders may make or cause to be made such investigation of the records, business and properties of CDS and its Subsidiaries or CIGI and its Subsidiaries as CIGI, CDS or the Shareholders, as applicable, deem necessary or advisable to familiarize themselves and their advisors with such business, properties, and other matters, provided that any such investigation shall be reasonably related to the transactions contemplated hereby and shall not unduly interfere with the normal operations of CDS and its Subsidiaries or CIGI and its Subsidiaries. Without limiting the foregoing, for a period of three (3) years after the Effective Time, the Identified Shareholders agree to cooperate with CIGI and its representatives, at CIGI’s cost and expense, to facilitate their review and analysis of the books and records of CDS and its Subsidiaries in connection with responses to audits thereof and for making any required filings with the Securities and Exchange Commission.

7.2 Confidential Treatment of Information. The parties hereto and their representatives shall hold in confidence all data and information obtained with respect to the other parties or their business, and shall not use such data or information or disclose the same to others, except such data or information as is already known to such party or is published or is a matter of public record, or as otherwise required by Law or as may be disclosed with the written consent of the other party. In the event this Agreement is terminated, each party shall upon request promptly return to the other(s) any statements, documents, schedules, exhibits or other written information obtained, reflecting or derived from information provided by them in connection with this Agreement. Furthermore, the parties hereto shall not use such information and data for any competitive or commercial purposes.

7.3 Consents and Approvals by Third Parties. CDS shall use its best efforts to obtain as soon as practicable all consents and approvals of any third parties necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.4 Publicity and Reports. CIGI and CDS shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and shall provide the other with draft copies of any proposed press releases and a reasonable opportunity to comment thereon, and shall not issue any such press release or make any such public statement before such consultation and opportunity to comment, except as required by applicable Law. Each party agrees to cooperate with the other party to insure that all issuances of press release and/or statements with respect to this Agreement or the transactions contemplated hereby are made in the time frame required by applicable Law.

7.5 Employees and Employee Benefit Plans. CIGI shall cause the employees and consultants of CDS and its Subsidiaries to be eligible to participate in any stock incentive plan existing and/or implemented by CIGI on the same basis as similarly situated employees and consultants of CIGI and its Subsidiaries.

7.6 CDS Common Stock. Each Shareholder shall (a) vote all shares of CDS Common Stock owned by such Shareholder in favor of this Agreement and the Merger and in favor of any other matter necessary or advisable (to the extent acceptable to such Shareholder in his/her reasonable discretion) for the consummation of the transactions contemplated by this Agreement; and (b) not sell, transfer or otherwise dispose of or encumber or permit the sale, transfer or other disposition or encumbrance of any shares of CDS Common Stock owned by such Shareholder.

7.7 Shareholder Approval. CDS and the Shareholders shall immediately after the date hereof take all steps necessary to effect the requisite shareholder approval of the holders of CDS Common Stock by written consent in lieu of a meeting in accordance with CDS’ Certificate of Incorporation and by-laws and the NYBCL. The Shareholders shall deliver such written consent to CIGI at Closing.

7.8 Employment/Consulting Agreements. CIGI will enter into, or will cause CDS (guaranteed by CIGI) to enter into, consulting and/or employment agreements with each of the individuals identified on Schedule 7.8 of the Disclosure Schedule in the form and containing terms mutually acceptable to the parties thereto.

7.9 Non-Competition; Non-Interference. Each of the Identified Shareholders acknowledges that in order to assure CIGI that it will retain the value of CDS and its Subsidiaries as “going concerns,” the Identified Shareholders agree not to utilize their special knowledge of the business of CDS and its Subsidiaries and their relationships with customers, suppliers and others to compete with CDS or any of its Subsidiaries after the Closing as set forth herein. Accordingly, each Identified Shareholder agrees that, from the Closing Date until three (3) years from the Closing Date, such Identified Shareholder will not:

(a) within any jurisdiction or marketing area in which CDS or any of its Subsidiaries is doing business or is qualified to do business as of the Closing, directly or indirectly own, manage, operate, control, be employed by, consult with or participate in the ownership, management, operation or control of, or be connected in any manner with (collectively “involved”), any business of the type and character engaged in and competitive with the business of CDS and its Subsidiaries on the Closing Date, provided that the Identified Shareholders shall not be prohibited from being involved (i) with those entities identified on Schedule 7.9(a) of the Disclosure Schedule (each a “Listed Entity”) in the conduct of the business and types of businesses engaged in by any Listed Entity on the Closing Date or twelve months prior thereto and set forth on Schedule 7.9(a) of the Disclosure Schedule or (ii) in any business or type of business not identified on Schedule 7.9(b) of the Disclosure Schedule, whether engaged in by a Listed Entity or another entity. For these purposes, ownership of securities of 5% or less of any class of securities of a public company will not be considered to be competition with CDS and its Subsidiaries;

(b) persuade or attempt to persuade any existing customer or client, any person or entity that has been a customer or client within six months prior to the Closing or any potential customer or client to which CDS or any of its Subsidiaries has made a presentation or with which CDS or any of its Subsidiaries has been having discussions (collectively, “Customers”) to cease doing business with or decrease the amount of business done with or not to hire CDS or any of its Subsidiaries or to commence doing business with or increase the amount of business done with or hire another company engaged in the same business or type of business engaged in by CDS and its Subsidiaries on or within twelve months prior to the Closing Date and which is set forth on Schedule 7.9(b) of the Disclosure Schedule;

(c) accept or solicit the business of any Customer if such business is the same as or similar to the character or type of business engaged in by CDS and its Subsidiaries on or within twelve months prior to the Closing Date and which is set forth on Schedule 7.9(b) of the Disclosure Schedule;

(d) persuade or attempt to persuade any individual who is an employee of, or otherwise engaged by, CDS or any of its Subsidiaries as of the Closing to terminate his, her or its employment or other relationship with CDS or its Subsidiaries or hire any person who has left the employ of CDS or any of its Subsidiaries during the preceding six months; and

The restrictions set forth in this Section 7.9 are considered by the parties to be reasonable for the purposes of protecting the value of the business and goodwill of CDS and its Subsidiaries. The Identified Shareholders acknowledge that CIGI would be irreparably harmed and that monetary damages would not provide an adequate remedy to CIGI in the event the covenants contained in this Section 7.9 were not complied with in accordance with their terms. Accordingly, the Identified Shareholders agree that any breach or threatened breach by any of them of any of their obligations shall entitle CIGI, without posting any bond or other security, to injunctive and other equitable relief to secure the enforcement of these provisions, in addition to any other remedies which may be available to CIGI. In addition to its other rights and remedies, CIGI shall have the right to require any Identified Shareholder who breaches any of the covenants contained in this Section 7.9 to account for and pay over to CIGI all compensation, profits, money, accruals and other benefits derived or received, directly or indirectly, by such Identified Shareholder from the action constituting such breach. It is the desire and intent of the parties to this Agreement that the provisions of this Section 7.9 will be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Section 7.9 is adjudicated to be invalid or unenforceable, this section will be deemed amended to delete any provision or portion adjudicated to be invalid or unenforceable, the amendment to apply only with respect to the operation of that section in the particular jurisdiction in which the adjudication is made.

7.10 Directorship. CIGI shall appoint an individual designated by Robert Lefebvre to its Board of Directors effective as of December 1, 2004, and shall nominate such individual for election to its Board of Directors at each meeting of its shareholders at which directors are elected so that such individual is nominated for election as a director for any term during the twenty-four (24) month period after the Closing Date.

7.11 Post-Closing Operation of CDS. CIGI covenants and agrees that from the Closing Date until January 1, 2005, it shall (a) not take any action that would knowingly cause CDS and its Subsidiaries to be operated in a manner inconsistent with past practices and (b) not take any action that would prevent CDS or its Subsidiaries from offering the same or similar services provided at the Closing Date; provided, however, that the foregoing shall not require that CIGI cause or permit CDS or any of its Subsidiaries to operate in a manner that is not customary for the businesses in which they are engaged and (c) operate CDS as a direct wholly-owned Subsidiary of CIGI and operate the Subsidiaries of CDS as direct, wholly-owned Subsidiaries of CDS.

7.12 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable date, including obtaining all required consents, approvals, waivers, exemptions, amendments and authorizations, giving all notices, and making or effecting all filings, registrations, applications, designations and declarations, including, but not limited to, those described in the schedules to this Agreement, and each party shall cooperate fully with the other (including by providing any necessary information) with respect to the foregoing. In case at any time any further action is necessary or desirable to carry out the purposes of this Agreement, the Shareholders and the proper officers and/or directors of CIGI or CDS will take all such necessary action.

7.13 Tax Treatment. Except as may be required by the terms of this Agreement, each of CIGI and CDS shall not (before or after the Closing Date) take any action or fail to take any action, which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code. At the sole cost and expenses of CIGI (with respect to preparation costs and expenses only), the Shareholders shall cause all filings/returns with respect to federal, state and/or local tax matters for CDS and its Subsidiaries (collectively the “CDS Tax Returns”) for the tax year commencing on January 1, 2004 and ending as of the Closing Date, being a stub/short period, to be prepared and the Shareholders shall file and pay all taxes due with respect to the same. CIGI shall fully cooperate with the Shareholders in connection with the preparation of CDS Tax Returns, including, but not limited to providing, subject to the execution of confidentiality agreements acceptable to CIGI, the Shareholders and their representatives with access to the books and records of CIGI, CDS and the Subsidiaries of CDS as may be reasonably requested by any Shareholder relating to any period prior to the Closing Date. CIGI shall not alter, amend or modify any CDS Tax Return or take any position in any subsequent tax return/filing that is inconsistent with the positions taken/set forth in the CDS Tax Returns. CIGI shall prepare, file and pay all taxes due with respect to all CDS Tax Returns for any period beginning after the Closing Date. With respect to any CDS Tax Returns for any period beginning on or before the Closing Date and ending after the Closing Date, such CDS Tax Returns shall be prepared at the expense of CIGI, but the Shareholders shall be responsible for the payment of any such Taxes attributable to the period ending as of the Closing Date, and CIGI shall be responsible for the payment of any such Taxes attributable to the period beginning after the Closing Date.

7.14 General Release. As consideration for CIGI agreeing to enter into this Agreement and to consummate the transactions contemplated hereby, except as otherwise expressly provided herein, each Shareholder hereby unconditionally and irrevocably releases and forever discharges, effective as of the Closing Date, CDS and its Subsidiaries and their respective officers, directors, employees and agents from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown, suspected or unsuspected, relating to CDS or any of its Subsidiaries, which ever existed, now exist, or may hereafter exist, by an reason, including, without limitation, any tort, breach of contract, violation of law or other act or failure to act which shall have occurred at or prior to the Closing Date. Without limiting the generality of the foregoing, each Shareholder expressly intends that the foregoing release shall be effective regardless of whether the basis for any claim or right hereby released shall have been known to or anticipated by such Shareholder; provided, however, that nothing contained herein shall or shall be deemed to alter or amend (a) the obligations and liabilities of CIGI to the Shareholders pursuant to this Agreement or otherwise, (b) the obligations and liabilities of CDS and its Subsidiaries and/or MergerSub to the Shareholders pursuant to the terms of this Agreement or arising as a result of events or actions occurring after the Closing Date or (c) those obligations identified on Schedule 7.14 of the Disclosure Schedule.

7.15 Legend; Stop Transfer Instructions. After the first anniversary of the issuance of any shares of CIGI Common Stock representing Stock Consideration, CIGI agrees that the stop transfer instructions and legends referred to in Section 5.5(d) will be terminated or removed with respect to such shares if the requesting Shareholder delivers to CIGI evidence reasonably satisfactory to CIGI that the instructions and legends are not required under the Securities Act. Additionally, after the first anniversary of the Effective Time, following presentation of documentation reasonably satisfactory to CIGI’s counsel that the CIGI Common Stock received by such Shareholders have been sold in conformity with the provisions of Rule 144 or, if applicable, Rule 145, CIGI’s counsel will issue an opinion authorizing the termination of the stop transfer instructions and the removal of the legends referred to in Section 5.5(d).

7.16 Retained Earnings. CDS and its Subsidiaries shall be permitted to distribute to their respective Shareholders pro rata in proportion to each such Shareholder’s ownership interest in such entity an aggregate amount of retained earnings which, when added to all distributions received by such Shareholders from CDS and its Subsidiaries since January 1, 2004, does not exceed (a) $234,000 plus (b) 43.11% of the net income (determined in accordance with tax accounting as historically applied by CDS and its Subsidiaries) of CDS and its Subsidiaries on a consolidated basis (as if all Subsidiaries of CDS on the date hereof had been Subsidiaries of CDS during the entire period) for the period from January 1, 2004 through the Closing Date; provided, however, that if any such distributions cause retained earnings of CDS and its Subsidiaries on a consolidated basis as of the Closing Date to be less than $0, then the Shareholders shall be required to repay to CIGI their pro rata share of the amount by which any such distributions cause such retained earnings to be less than $0.

7.17 Note Payable. CDS or its Subsidiaries shall amend the terms of that certain promissory note, dated June 1, 2002, in favor of Carmen Lefebvre in a principal amount of $200,000 so that such promissory note and the indebtedness thereunder is not due on demand but shall be due in equal quarterly payments ending on December 31, 2005.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS

8.1 Conditions Precedent to the Obligations of CIGI and Merger Sub. The obligations of CIGI and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Representations and Warranties True. The representations and warranties of the Shareholders and CDS contained in this Agreement and in any certificate or other document delivered pursuant to this Agreement shall be true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true and correct in all respects) as of the Effective Time with the same force and effect as though made on and as of such date.

(b) Covenants Performed. The covenants of the Shareholders and CDS contained in this Agreement to be performed or complied with on or prior to the Effective Time shall have been duly performed or complied with in all material respects.

(c) No Material Adverse Effect. There shall not have occurred any event or condition which has had or could reasonably be expected to have a Material Adverse Effect on CDS.

(d) Consents. CDS and the Shareholders shall have obtained all consents and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby, including, without limitation, any consents required to be obtained in connection with those instruments and agreements listed on Schedule 4.9 of the Disclosure Schedule and consents necessary to enable the business and operations of CDS and its Subsidiaries after consummation of the transactions contemplated hereby to continue to be conducted in the same manner as currently conducted. Each such consent shall have been obtained without the imposition of any adverse terms or conditions or without the imposition of any significant cost.

(e) No Litigation. No litigation, arbitration or other proceeding shall be pending or, to the knowledge of the parties, threatened by or before any Applicable Governmental Authority; no Law or regulation shall have been enacted after the date of this Agreement and no judicial or administrative decision shall have been rendered, in each case which enjoins, prohibits or materially restricts, or seeks to enjoin, prohibit or materially restrict, the consummation of the transactions contemplated by this Agreement.

(f) Certificate of CDS and the Identified Shareholders. CDS shall have delivered to CIGI one or more certificates, dated the Effective Time, certifying in such detail as CIGI may reasonably request, that the conditions specified in Sections 8.1(a), (b), (c), (d) and (e) above have been fulfilled and as to such other matters as CIGI may reasonably request and each Identified Shareholder shall have delivered to CIGI a certificate, dated the Effective Time, certifying in such detail as CIGI may reasonably request that the conditions specified in Sections 8.1(a), 8.1(b) and 8.1(d) above as to such Identified Shareholder have been fulfilled, as to such Identified Shareholder.

(g) Employment/Consulting Agreements. CIGI or the Surviving Corporation shall have entered into employment and/or consulting agreements with the individuals identified in Section 7.8 hereof.

(h) Shareholder Approval. This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved by the Shareholders in accordance with the NYBCL and the Certificate of Incorporation and by-laws of CDS.

(i) Note Payable. The promissory note described in Section 7.17 shall have been amended as contemplated by Section 7.17.

8.2 Conditions Precedent to the Obligations of CDS and the Shareholders. The obligations of CDS and the Shareholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Representations and Warranties True. The representations and warranties of CIGI and Merger Sub contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement shall be true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true and correct in all respects) as of the Effective Time with the same force and effect as though made on and as of such date.

(b) Covenants Performed. The covenants of each of CIGI and Merger Sub contained in this Agreement to be performed or complied with at or prior to the Effective Time shall have been duly performed or complied with in all material respects.

(c) No Litigation. No litigation, arbitration or other proceeding shall be pending or, to the knowledge of the parties, threatened by or before any Applicable Governmental Authority; no Law or regulation shall have been enacted after the date of this Agreement and no judicial or administrative decision shall have been rendered, in each case which enjoins, prohibits or materially restricts, or seeks to enjoin, prohibit or materially restrict, the consummation of the transactions contemplated by this Agreement.

(d) Working Capital. CIGI shall have arranged on behalf of CDS a commitment from or other arrangement with a lender or financial institution to provide working capital to CDS and its Subsidiaries sufficient to operate its business in substantially the manner operated as of the date hereof all in form and substance reasonably acceptable to CDS.

(e) Guarantees. Each individual or entity set forth on Schedule 8.2 of the Disclosure Schedule that shall have guaranteed and/or indemnified any obligation of CDS or any of its Subsidiaries to any third party (each a “Guarantor”), other than CIGI and Merger Sub, shall have been released from such guarantee and/or indemnities described on Schedule 8.2 of the Disclosure Schedule, whether by agreement of the lender or lenders thereunder or through repayment, all in a form acceptable to the Guarantors in his, her or its reasonable discretion.

(f) No Material Adverse Effect. There shall not have occurred any event or condition which has had or could reasonably be expected to have a Material Adverse Effect on CIGI.

(g) Legal Opinions. CIGI shall have caused the Shareholders to have received opinion(s) of counsel, which shall be in full force and effect as of the Effective Time, reasonably acceptable to the Shareholders with respect to the following matters: (a) that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and (b) that the consummation of the transactions contemplated by this Agreement and the documents and instruments referenced herein do not violate such restrictive covenants and/or rights of first refusal as shall have been identified by the Shareholders to CIGI in writing prior to the date hereof.

(h) Consents. CIGI and Merger Sub shall have obtained all consents and approvals required to be obtained by either or both of them in connection with the consummation of the transactions contemplated hereby.

(i) Certificate of CIGI and Merger Sub. CIGI shall have delivered to CDS one or more certificates, dated the Effective Time, certifying in such detail as CDS may reasonably request, that the conditions specified in Sections 8.2(a), (b), (c), (f) and (h) have been fulfilled and as to such other matters as CDS may reasonably request.

(j) Employment/Consulting Agreements. CIGI or the Surviving Corporation shall have entered into employment and/or consulting agreements with the individuals identified in Section 7.8 hereof.

(k) CIGI Common Stock Trading Range. The Average Share Value as of the date of Closing shall not be less than eighty percent (80%) of the last reported per share bid and asked prices of the CIGI Common Stock on the OTC Bulletin Board as furnished by the National Association of Securities Dealers Automated Quotation System or the National Quotation Bureau, Inc. for the trading day immediately preceding the date of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Survival of the Representations and Warranties. No investigation (or failure to investigate) by the parties made heretofore or hereafter or the receipt of any notice pursuant to Section 6.2 shall affect or diminish in any way the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. The representations and warranties of the parties hereto contained in this Agreement or in any exhibit or schedule to this Agreement shall survive the Effective Time for eighteen months, except that any representations and warranties with respect to Taxes shall survive until 90 days after the expiration of the applicable statute of limitations.

9.2 Indemnification.

(a) By the Identified Shareholders. Each Identified Shareholder agrees, severally with respect to himself or herself, to indemnify and hold harmless CIGI and its directors, officers, shareholders, employees and agents from, against and in respect of, the full amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel (collectively, the “Liabilities”), arising from, in connection with, or incident to (i) any breach or violation by such Identified Shareholder of any of the representations or warranties contained in Article IV hereof or any of the covenants or agreements of that Identified Shareholder contained in this Agreement or in the certificates delivered pursuant to Section 8.1(f) hereof and (ii) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.

(b) By all Shareholders. Each Shareholder agrees, severally with respect to himself or herself, to indemnify and hold harmless CIGI and its directors, officers, shareholders, employees and agents from, against and in respect of, the full amount of any and all Liabilities arising from, in connection with, or incident to (i) any breach or violation of any of the representations or warranties contained in Article V hereof with respect to such Shareholder or any of the covenants or agreements of such Shareholder contained in this Agreement or in the certificates delivered pursuant to Section 8.1(f) hereof and (ii) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.

(c) By CIGI. CIGI agrees to indemnify and hold harmless the Shareholders from, against and in respect of, the full amount of any and all Liabilities arising from, in connection with, or incident to (i) any breach or violation of any of the representations or warranties contained in Article III hereof or any of the covenants or agreements of CIGI or Merger Sub contained in this Agreement and (ii) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.

(d) Limitations. Except as otherwise set forth below, no party shall have any obligation under the indemnification provisions set forth herein (i) with respect to a breach of the representations and warranties contained herein, as applicable, unless notice of a claim for indemnity in respect of any such matter has been given to such party on or before the date which is eighteen (18) months after the Closing, except that with respect to a breach of a representation or warranty with respect to Taxes, notice of a claim for indemnity must be given on or before the date which is 90 days after the expiration of the applicable statute of limitations, and (ii) until the aggregate of all Liabilities payable by any or all of the Shareholders (in the case of a claim for indemnity under Sections 9.2(a) or (b)) or by CIGI (in the case of a claim for indemnity under Section 9.2(c)) exceeds $25,000 (it being agreed and understood that such $25,000 shall be a one-time limitation regardless of which Shareholder may have received the benefit thereof); provided, however that the foregoing limitations of this Section 9.2(d) shall not limit in any respect a party’s right to indemnification in connection with any action based upon intentional or fraudulent actions, misrepresentations or breaches of the party owing indemnification. No Shareholder shall have any obligation to remit funds or other consideration to CIGI or otherwise in connection with any Liability under this Section 9.2 to the extent that the aggregate of all amounts paid to CIGI by such Shareholder would exceed the sum of (A) the Cash Consideration and Note Consideration received by such Shareholder and (B) the value of the shares of CIGI Common Stock comprising the Stock Consideration received by such Shareholder, with such value based on the Consideration Share Value ascribed to such shares at the time of issuance to the Shareholder pursuant to Article II hereof; provided that if any such Shareholder shall have sold any shares of CIGI Common Stock comprising the Stock Consideration received by such Shareholder for cash in a bona fide arms’ length transaction (including over the OTC Bulletin Board or any exchange or quotation system upon which the CIGI Common Stock shall be listed or traded) then the fair market value of the shares sold shall be deemed to be equal to the lesser of (I) such proceeds and (II) the Consideration Share Value ascribed to such sold shares at the time of issuance of such shares to the Shareholder pursuant to Article II hereof multiplied by the number of shares sold; provided, further, that a Shareholder may elect to satisfy any Liability payable to CIGI under this Section 9.2 by delivery of shares of CIGI Common Stock received as Stock Consideration, and any such returned shares shall be deemed to have a value equal to the Consideration Share Value ascribed to each such share at the time of issuance to the Shareholder pursuant to Article II hereof.

(e) Procedure. A party hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party” and the other party or parties claiming indemnity is referred to as the “Indemnified Party”. An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement promptly (and in any event within ten (10) business days) upon the receipt of any written claim from any such third party, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to each Indemnifying Party of any liability or loss which might give rise to a claim for indemnity; provided, however, that any failure to give such notice on a timely basis will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced. As to any claim, action, suit or proceeding by a third party, the Indemnifying Party may assume the defense of such matter, including the employment of counsel satisfactory to the Indemnified Party and the payment of all expenses relating thereto. The Indemnifying Party shall give written notice to each Indemnified Party of its assumption of the defense of any action, suit or proceeding within fifteen (15) days of receipt of notice from the Indemnified Party with respect to such matter. The Indemnified Party shall have the right to employ its or their own counsel in any such matter, but the fees and expenses of such counsel shall be the responsibility of such Indemnified Party unless (i) the Indemnifying Party shall not have reasonably promptly employed counsel satisfactory to such Indemnified Party or (ii) the Indemnified Party shall have reasonably concluded that the conduct of such proceedings by the Indemnifying Party and counsel of its choosing will prejudice the rights of the Indemnified Party. The Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to such matter; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof. The Indemnifying Party shall not make any settlement of any claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, it shall not be deemed unreasonable to withhold consent to a settlement involving consideration or relief other than the payment of money. After settlement and payment thereof, the Indemnifying Party shall have no right to dispute or object to the amount of the settlement or a claim for indemnification based thereon.

With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a non-appealable judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of a judgment or appellate decision against the Indemnified Party; (iii) a settlement of the claim; or (iv) with respect to indemnities for liabilities relating to Taxes, upon the issuance of any resolution by a Taxation authority. Notwithstanding the foregoing, expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

9.3 Termination. This Agreement may be terminated:

(a) By the mutual consent of CIGI and CDS;

(b) By CIGI or CDS, at any time after October 31, 2004 if the Closing shall not have occurred on or before that date; provided, however, that the right to terminate this Agreement under this Section 9.3(b) shall not be available to any party whose failure, or whose Affiliate’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) By CIGI, upon written notice provided to CDS and the Shareholders, if there has been a material breach by CDS or any Shareholder of any of their representations, warranties or covenants set forth herein; provided that if such breach is curable, it is not cured within ten (10) business days after notice thereof;

(d) By CDS, upon written notice provided to CIGI, if there has been a material breach by CIGI or Merger Sub of any of their respective representations, warranties or covenants set forth herein; provided that if such breach is curable, it is not cured within ten (10) business days after notice thereof;

If this Agreement is terminated pursuant to this Section 9.3, written notice thereof shall promptly be given by the party electing such termination to the other parties and, subject to the expiration of the cure periods provided in clauses (c) and (d) above, if any, this Agreement shall terminate without further actions by the parties and no party shall have any liability or further obligation under this Agreement, provided that if this Agreement is terminated and the sole basis for termination is because of the failure of any party to fulfill its obligations hereunder or as a result of a breach of the representations, warranties or covenants of such party, then the non-defaulting party shall have available to it all legal and equitable rights and remedies against such breaching or defaulting party.

9.4 Set-Off. Notwithstanding anything herein to the contrary, CIGI shall be entitled, at its discretion and in addition to any other rights and remedies it may have in law or in equity, to set-off against any amounts payable as additional Merger Consideration pursuant to Section 2.3, the amount of any obligations of the Shareholders to CIGI under this Agreement, including, without limitation, the amount of any obligation of a Shareholder under Section 9.2 (each a “Shareholder Obligation”) to the extent the amount of the Shareholder Obligation and the total of distinct claims set forth on the Cumulative Maintenance Statement exceeds the Escrowed Share valuation under the Escrow Agreement. CIGI’s right of set-off may only be exercised if and only if CIGI remits the amount of the Shareholder Obligation set-off by CIGI to the Escrow Agent to be held by the Escrow Agent as Escrowed Collateral until a Determination has been made as to the validity of such Shareholder Obligation which forms the basis of such set-off. Capitalized terms used in this Section 9.4 which are not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Escrow Agreement.

9.5 Payment of Expenses. Each party hereto shall pay its own fees and expenses incident to preparing for, entering into, and carrying out this Agreement and the transactions contemplated hereby.

9.6 Shareholder Representative. Robert Lefebvre is designated by CDS and the Shareholders as the “Shareholder Representative” for the purpose of exercising any right of all of the Shareholders hereunder and for the purpose of receiving or providing notices hereunder on behalf of all of the Shareholders, including, without limitation, any notification of the Shareholders’ disagreement regarding CIGI’s calculation of CDS’ EBITDA under Section 2.3(c).

9.7 Binding Effect. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by CDS, in whole or in part, and any attempted assignment in violation of this prohibition shall be null and void. This Agreement may, however, be assigned by CIGI to an affiliate of CIGI without the consent of CDS; provided, however that CIGI shall remain liable for all of the representations, warranties, covenants, obligations and liabilities of CIGI and/or Merger Sub hereunder, whether arising prior to or after any such assignment, as if CIGI had not undertaken any assignment of its rights hereunder. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and permitted assigns of the parties hereto.

9.8 Law Governing. This Agreement will be governed and enforced in all respects, including validity, interpretation and effect, by the Laws of the State of New York without giving effect to its principles of conflicts of laws.

9.9 Counterparts. This Agreement may be executed in several counterparts and one or more separate documents, all of which together shall constitute one and the same instrument with the same force and effect as though all of the parties had executed the same document.

9.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received (i) on the date given if delivered personally or by facsimile or telecopier (with independent confirmation of receipt) or (ii) on the date received if sent by overnight delivery service or (iii) five days after having been mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to CIGI, addressed to:

Coach Industries Group, Inc.

12555 Orange Drive

Suite 261

Davie, FL 33330

Attn: Francis J. O’Donnell

Facsimile: (954) 862-1456

With copies addressed to:

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami, Florida 33130

Attn: Michael I. Keyes, Esq.

Facsimile: (305) 789-3395

If to CDS, addressed to:

_________________________

Attn: ________________________

Facsimile: ______________________

With a copy addressed to:

If to the Shareholders, addressed to:

With a copy to:

9.11 Entire Agreement. All exhibits and schedules referred to in this Agreement are integral parts hereof, and this Agreement, together with such exhibits and schedules, constitute the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersede all prior agreements and understandings between the parties with respect thereto.

9.12 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.13 Knowledge of the Parties. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of any of the parties hereto, each of the parties hereto acknowledges and confirms that it has made reasonable inquiry as to the matters that are the subject of such representations and warranties. Where reference is made to the knowledge or any similar phrase of a corporate entity, such reference shall be deemed to include the respective officers and directors of that corporate entity and each of its Subsidiaries, all of whom shall be deemed to have conducted the inquiry required in this Section 9.13.

9.14 Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees and expenses through all appeals in addition to any other remedy.

9.15 No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person or entity other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

9.16 Injunctive Relief. It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

9.17 Concerning Robert Lefebvre. Robert Lefebvre, a significant employee of CDS, is the spouse of Carmen Lefebvre, and will derive significant benefit from the Merger. Robert Lefebvre, by his execution of this Agreement, agrees to be bound by all of the terms and conditions of Section 7.9 as if he were an “Identified Shareholder.”

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

COACH INDUSTRIES GROUP, INC.

By:	/s/ Francis O’Donnell
Francis O’Donnell,
Chief Executive Officer

CDS MERGER SUB, INC.

By:	/s/ Francis O’Donnell
Francis O’Donnell,
Chief Executive Officer

CORPORATE DEVELOPMENT SERVICES, INC.

By:	/s/ Robert Lefebvre
Name:	Robert Lefebvre
Title:

THE SHAREHOLDERS:
/s/ Carmen Lefebvre
CARMEN LEFEBVRE
/s/ Paul Gapp
PAUL GAPP
/s/ Mark Lefebvre
MARK LEFEBVRE

/s/ Edmond Lefebvre
EDMOND LEFEBVRE
/s/ Scott Lefebvre
SCOTT LEFEBVRE
/s/ Robert Slack
ROBERT SLACK
/s/ Lisa Gereau
LISA GEREAU
/s/ Ryan Wise
RYAN WISE
* /s/ Robert Lefebvre
ROBERT LEFEBVRE

*	solely for the purposes of Sections 7.9 and 9.17.